SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2024
INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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SEC FILE NUMBER
8-52608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SpeedRoute LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Montgomery Street, Suite 330
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert G. Vallone	347-468-8798	rvallone@speedroute.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert G. Vallone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpeedRoute LLC, as of 12/31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VJEKO CIMERA
Notary Public, State of New Jersey
My Commission Expires Sep 18, 2028

Signature: Robert Vallone

Title:
Principal Financial Officer / FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

CONTENTS

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of SpeedRoute, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SpeedRoute, LLC (or "the Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SpeedRoute, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered consistent losses and, as discussed in Note 1 to the financial statements, is economically dependent on its Members or external sources for funding. Due to the consistent losses the Company needs additional funding. There is no guarantee funding will be attained. This issue raises substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding this matter is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of SpeedRoute, LLC's management. Our responsibility is to express an opinion on SpeedRoute, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SpeedRoute, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 3, 2025

We have served as SpeedRoute, LLC's auditor since 2024.

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$	1,988,525
Due from brokers		604,190
Commissions receivable (net of allowance for credit losses of $103,409)		1,703,278
Vendor rebates receivable		1,806,129
Property and equipment (net of accumulated depreciation of $352,206)		90,635
Other assets		104,760
TOTAL ASSETS	$	6,297,517

LIABILITIES AND MEMBERS EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,948,078
Legal fees payable		35,235
Subordinated borrowings		1,250,000
Due to broker		107,599
Other liabilities		55,183
TOTAL LIABILITIES		5,396,095
Members Equity		901,422
TOTAL LIABILITIES AND MEMBERS EQUITY	$	6,297,517

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION

SpeedRoute, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides sponsored access and routing execution services to broker-dealers. The Company does not service direct customers (retail, institutional or proprietary). The Company's principal place of business is Jersey City, New Jersey.

The Company is owned by Overstock, Medici Ventures and SMPV LLC (collectively, "Members"). The Company is economically dependent on its Members or external sources for funding, for the loss of this could impact the Company's ability to continue operations. The Company currently has no access to funding; therefore, these ongoing deficits have raised substantial doubt regarding its going concern status.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents at December 31, 2024, which would include highly liquid investments purchased with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables Credit Policy and Current Expected Credit Losses

The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The timing of the revenue recognition may differ from the timing of payment from customers. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation. As of December 31, 2024, the Company had gross receivables of

$1,806,687 related to revenues from contracts with customers and $1,806,129 related to rebates from contracts with vendors.

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable for regulatory purposes and reviewed for delinquency. The carrying amounts of aged receivables are reduced where necessary, and an allowance of $103,409 was recorded as of December 31, 2024.

The Company had $1,703,278 net receivable from third parties as of December 31, 2024. The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no significant changes in the Company's estimates of expected credit losses during the period ended December 31, 2024, and collections of accounts receivable subsequent to the date of the statement of financial condition.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation which was determined straight line over an 18 month period as the basis for depreciation. For the period ended December 31, 2024, the Company recorded $78,784 in depreciation expense.

Revenue Recognition

The Company follows the accounting guidance, "Revenue from Contracts with Customers" (Topic 606). Under Topic 606, a Company is required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. The Company earns commission revenue by executing trades. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are received on settlement date; therefore, a receivable is recognized as of the trade date.

It is the Company's policy to treat cash consideration paid to its customers in the form of rebates as a reduction of revenue. Rebates are based on a direct linkage agreement (DLA) set up with each customer that provides an opportunity to receive a

rebate on trades that add liquidity to market makers at a determined millage rate unique to each customer. During the period ended December 31, 2024, these rebates totaled $3,327,843 and are recorded in Commission income, net of rebates on the Statement of Operations.

The following table presents the Company's revenue from contracts with customers disaggregated by the services provided, by timing of revenue recognition, reconciled to the Company's Statements of Operations for the period ended December 31, 2024:

Revenue Stream	Income Statement Classification		PERIOD ENDED DEC 31, 2024
Revenue from Commissions Income, Net :			
Commissions income, net of rebates	Commissions income, net of rebates	$	10,669,621
Other revenue:			
Interest income	Other income		59,873
Service fees	Other income		143,869
Proprietary trading gains	Other income		3,436
Total revenues	**Total revenues**	**$**	**10,876,799**

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with them. All the Company's revenue and receivables are derived from transactions with other Broker Dealers and Exchanges.

During the period ended December 31, 2024, the Company earned revenue from four customers totaling 10%, 12%, 12% and 34% of revenues. As of December 31, 2024, 18% of commissions receivable was attributable to one customer.

Income Taxes

The Company is organized as an LLC and is treated as a disregarded entity for tax purposes. As such the Company is not subject to income taxes. Taxes if any are the responsibility of the members. The members are required to report separately on their income tax return the taxable income or loss of the Company. The Company has elected not to push down the proportional portion of Members income tax expense.

Recently Adopted Accounting Pronouncements

Beginning in 2024 annual reporting, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency and principal transactions. The Company has identified its President as the chief operating decision maker (“CODM”), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For single reportable segment-level financial information, total assets, and significant non-cash transactions, see Financial Statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the ‘applicable’ exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $847,006, which was $570,600 in excess of its required net capital of $276,406. The Company’s net capital ratio was 4.90 to 1 as of December 31, 2024.

NOTE 4. RELATED PARTY AND AFFILIATED TRANSACTIONS

On February 22, 2022, the Company entered into a transition services agreement with tZERO Group, which is also owned by the Members. This contract has no formal maturity. This agreement covers the sharing of technology related services, rent, fixed assets and managerial support. For the period ended December 31, 2024, the Company had combined expenses of $1,292,469 and paid net service fees to tZERO in the amount of $1,176,301 as of December 31, 2024. As of December 31, 2024, the Company had an amount of $116,168 payable under the transition services agreement that is a part of Accounts payable and accrued expenses and an amount of $11,676.14 receivable that is part of Commissions receivable.

As disclosed in Note 8, the Company entered into a Subordinated Loan Agreement with tZERO Broker Services LLC, which is owned by the Members. As of December 31, 2024, the amount of this loan was $625,000 and is recorded as part of Subordinated borrowings on the Statement of Financial Condition.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to a clearing agreement with a third party. For the period ended December 31, 2024, the Company incurred clearing charges of $877,839 as reflected in the Statement of Operations. As of December 31, 2024, the Company has deposits of $604,190 with its clearing organizations which is recorded as Due from brokers on the Statement of Financial Condition.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2024.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

As it relates to certain inquiries made by the SEC, FINRA and other governmental entities relating to market access, trade surveillance, AML procedures and other matters, the Company has taken a financial reserve of $900,000 pursuant to offers of settlement for the period ended December 31, 2024. This amount is recorded within Accounts payable and accrued expenses on the Statement of Financial Condition and as Settlement costs on the Statement of Operations.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024 consists of:

Computer Equipment & Soft-Computer Hardware	$	442,841
Less accumulated depreciation	$	(352,206)
Property and Equipment, net	**$**	**90,635**

NOTE 7. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the

occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2024.

NOTE 8. SUBORDINATED BORROWINGS

The Company entered into two separate Subordinated Loan Agreements (the "Sub Loans") with tZERO Broker Services LLC, which is owned by the Members, and Raptor Holdco LLC, a third party. The Sub Loans were approved by FINRA and are being treated as equity capital for the purpose of calculating the Company's net capital requirement. The principal amount of each Sub Loan equals $625,000 and bears interest at 8% per annum and has a maturity date of December 30, 2025. The outstanding principal balance of the Sub Loans as of December 31, 2024 was $1,250,000 and the Company paid no interest during 2024. The Company is current on all principal and interest payments.

NOTE 9. SUBSEQUENT EVENTS

On February 4, 2025, the Company paid a civil money penalty of $600,000 to the Securities and Exchange Commission pursuant to an offer of settlement and without admitting or denying any findings. As disclosed in Note 5, this liability was recorded within Accounts payable and accrued expenses on the Statement of Financial Condition as of December 31, 2024 and as Settlement costs on the Statement of Operations for the period ended December 31, 2024.

In view of the Company's business prospects and financial conditions as disclosed in Note 1, the Company will cease operations and commence a wind-down.

We have evaluated the impact of all subsequent events through March 3, 2025, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.